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Transcript from Bloomberg’s “Bloomberg Markets”

Interview with Motorola Solutions Chairman and CEO Greg Brown

Air time: 9:33 a.m., Wednesday Aug. 5, 2015

Olivia Sterns: Shares of Motorola Solutions are up big today after private equity firm Silver Lake invested $1 billion in the company; now plans to use the cash to grow its public safety products and diversify away from radios and pagers. The company also reported second-quarter earnings of $1.4 billion in sales and they plan to buy back as much as $2 billion dollars in stock. CEO Greg Brown joins us now from the company’s headquarters. Greg, great to have you here this morning. Let’s start with, give us details, what are you going to do with the $1 billion from Silver Lake?

Greg Brown: Thanks for having me this morning. I think we actually have three different announcements here this morning. A good Q2 print, revenue ahead of expectations, EPS ahead of expectations, solid cash generation, margin expansion and a record backlog, which I think speaks well to the momentum of the core business. In addition, we announced our intention to tender up to $2 billion of shares, I think which is a demonstration of our confidence of the trajectory of the company’s path, and lastly, a billion from Silver Lake. The Silver Lake investment is really, Olivia, it’s a strategic partnership. So we’ve talked about extending our core business into software and services and specifically, smart public safety software and services. The Silver Lake partnership is around extension and doubling down in those two critical areas.

Olivia Sterns: Greg as you just mentioned, part of the news this morning involved that $2 billion buyback. Is there a chance that Motorola Solutions – have you been thinking about going private?

Greg Brown: No, I don’t think we are thinking about going private. We actually have bought back $8.7 billion of shares to date since the spin of the company. In the last four years, we have contracted our share base 40%. So, if you take the $8.7 billion of share repurchase, plus $1.1 billion of dividend return, we think one of the best investments we have is investing back in our own company, both organically in R&D and in share repurchase because of the recognition of long-term value that we think could be generated.

Olivia Sterns: Tell me a little bit more about your plans to build out the services business. How are you focusing on setting up networks to help governments, companies and emergency services?

Greg Brown: We have 12,000 plus public safety systems installed around the globe. Some have hardware maintenance, some have software maintenance. There are some, Olivia, where we manage the network on behalf of the customer, the state of Illinois, the state of South Carolina, there are some large networks in Australia. These public safety networks are mission-critical; they are secure, they are encrypted, and growing in complexity, they are growing in software and I.T. content. As that complexity expands, we can move and extend ourselves from just a hardware provider or an infrastructure solutions provider to manage more of those networks on behalf of our customers. We think that is a significant opportunity for us and one that we will explore accelerating with Silver Lake.

Olivia Sterns: Greg, can you share details on what segments of the business are growing and slowing and by how much? For example, the radio business fell – I believe products sales overall fell by 2%. How confident are you that you are going to be able to replace that with services growth?

Greg Brown: Well, actually the core business in Q2 normalized for constant currency grew 2%, so the core business is returning to some measured growth. We think over the long-term, the core business grows as well. We look at software and services as extending and additive to the growth; we do not have a growth problem in the core, it is returning.

Particular highlights are our North America, which has grown for the third consecutive quarter. It grew 5% in Q2, normalized for foreign exchange with headwinds from Canada, it grew 6%. The Middle East has been really robust double-digit growth as the whole heightened sense of security and the need for mission-critical public safety communications, secure communications, is as high as ever in the Middle East. So, there is continuing demand here in the United States, things like Baltimore, Ferguson, New York only serve to emphasize the criticality of secure, reliable, always-on deliverable public safety communications. And then abroad, more and more countries need security – whether it’s border control, countrywide systems, encrypted security. Overall, there is high demand.

Olivia Sterns: Greg, the first thing you said in response to that question was normalized for foreign exchange. How are you coping, with all multinational companies right now coping with the stronger dollar, how are you doing that?

Greg Brown: We do certain hedges in different geographies around the globe. But in the mean time we are still investing in the business. Our CAPEX spending in Q2 is up slightly as we invest in next generation I.T. platforms. This is a great time to invest and be poised as the economy recovers here in the U.S. Europe is a bit tempered, Asia-PAC still represents a fantastic growth opportunity for us. I think we stay focused, we execute and we invest surgically so we capitalize on the opportunities in front of us.

Additional Information for Investors

This communication is for informational purposes only, is not a recommendation to buy or sell Motorola Solutions common stock, and does not constitute an offer to buy or the solicitation to sell shares of Motorola Solutions common stock. The tender offer has been made pursuant to the Offer to Purchase, Letter of Transmittal and related materials filed by Motorola Solutions with the Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE

THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Motorola Solutions has filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Motorola Solutions at 1303 E. Algonquin Road, Schaumburg, Illinois, 60196, Attn: Investor Relations, or Alliance Advisors, LLC, the information agent for the tender offer, at (855) 737-3180.